June 18, 2007

Room 4561

Mr. Michael J. Critelli
Chairman and Chief Executive Officer
Pitney Bowes, Inc.
1 Elmcroft Road
Stamford, CT 06926-0700

> **Re:** **Pitney Bowes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-03579**

Dear Mr. Critelli:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7 – Income Taxes, page 60

1.   We note that you reported nearly $1 billion of deferred tax liabilities within discontinued operations as of June 30, 2006. Please tell us more about the nature of these liabilities and explain why classification in discontinued operations was appropriate. In addition, explain to us the extent to which these liabilities related to your $1.1 billion settlement with the IRS.

2.   Please explain to us how the disclosures regarding your tax contingencies evolved from those made in your Form 10-Q for the first quarter of 2006 to the corresponding disclosures in your second and quarter filings for that year. Your response should describe any changes in circumstances and explain how such changes affected your disclosures throughout the periods covered by these filings. In addition, provide us with a quantitative reconciliation of the amounts related to these contingencies that were reported within your financial statements and footnotes. This reconciliation should roll amounts from the first quarter of 2006 forward through the second and third quarters.

Form 8-K Filed April 30, 2007

Exhibit 99.1

3.   You disclose that restructuring charges are "infrequent or episodic." Please explain your basis for this disclosure as it appears inconsistent with the fact that such charges have consistently appear within your statements of operations over an extended period.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief